JAECKLE FLEISCHMANN & MUGEL, LLP
ATTORNEYS AT LAW
12 FOUNTAIN PLAZA   BUFFALO, NEW YORK   14202-2292
TEL 716.856.0600      FAX 716.856.0432

MICHAEL C. DONLON	Direct Dial: 716.843.3881
Partner	E-mail: mdonlon@jaeckle.com
March 26, 2009
Mail Stop 0610
Securities and Exchange Commission
Washington, D.C. 20549
Attention:    Mr. Jeffrey Riedler, Assistant Director
Re:	Erie Indemnity Company (the “Company”) Preliminary Information Statement filed March 16, 2009 File No. 000-24000
Ladies and Gentlemen:
     I am writing this letter on behalf of the Company in response to a telephone conference I had with John L. Krug of your office on March 25, 2009. Our initial response letter to the Securities and Exchange Commission (“SEC”) was dated March 24, 2009 and included relevant background information with respect to the Company’s capital stock which we incorporate herein by reference.
     Mr. Krug requested that the Company file a definitive proxy statement on Schedule 14A rather than a definitive information statement on Schedule 14C in connection with the 2009 annual meeting of shareholders.
     We understand that the SEC staff (the “Staff”) agrees with the Company that (i) the solicitation of proxies from the holders of the Class B common stock is not subject to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since the Class B common stock is not registered pursuant to Section 12 of the Exchange Act and (ii) the Company is not obligated to distribute information to holders of the Class A common stock pursuant to Section 14(c) of the Exchange Act since the Class A common stock is not entitled to vote on any matter to be acted upon at the Company’s 2009 annual meeting of shareholders.
     We have been advised that if the Company chooses to file information with the Commission on a voluntary basis, the Staff believes that it is more appropriate to file on Schedule 14A since the Company is soliciting proxies from the holders of the Class B common stock (even if not registered under the Exchange Act) rather than file on Schedule 14C. The Company initially elected to file on Schedule 14C recognizing that the overwhelming majority of the Company’s shareholders hold the non-voting Class A common stock. The Company further considered the fact that there are only 12 holders (including record holders and beneficial

Buffalo, New York	Amherst, New York

Securities and Exchange Commission
March 26, 2009

owners) of the Company’s voting Class B common stock and decided to include limited references to the voting rights of the holders of the Class B common stock in the information statement rather than preparing a separate proxy statement just for those 12 shareholders. The Company believes that a filing on Schedule 14A at this time raises some issues that were not anticipated when the Company elected to file a Schedule 14C. First, the Company is concerned that by filing a definitive Schedule 14A it would first need to file a preliminary Schedule 14A since the meeting includes a proposal to amend the Company’s bylaws. This could ultimately impact the timing of the Company’s annual meeting. Second, since the document was initially prepared as an information statement in compliance with Schedule 14C, the Company would need to devote additional time and resources to review and revise the document to make it conform to Schedule 14A. Finally, the Company’s annual report on Form 10-K for the year ended December 31, 2008 indicated on the cover page that portions of Part III of the Form 10-K are incorporated by reference to the information statement on Form 14C to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2008. If the Company files a definitive Schedule 14A, it would also need to file an amendment to its Form 10-K, which we believe could potentially be confusing to investors. Based on these factors, we request that the Staff confirm that it will not object if the Company files a definitive information statement on Schedule 14C in connection with the 2009 annual meeting of shareholders. The Company will consider the Staff’s recommendation in subsequent years in determining whether to file a Schedule 14A , Schedule 14C or some other document to file the information that is required to be filed with the Form 10-K or otherwise incorporated by reference.
     As requested in your original letter dated March 17, 2009, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 26, 2009

     If you have any questions about the matters in this letter, please call the undersigned at (716) 843-3881.

Very truly yours,

JAECKLE FLEISCHMANN & MUGEL, LLP

By:	/s/ Michael C. Donlon

Michael C. Donlon
cc:	James J. Tanous, Esq. Erie Indemnity Company